Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated April 16, 2020 to Prospectus Dated April 15, 2020
Registration Statement No. 333-237699

COSTCO WHOLESALE CORPORATION

PRICING TERM SHEET

April 16, 2020

	7-Year Tranche (the “2027 Notes”)	10-Year Tranche (the “2030 Notes”)	12-Year Tranche (the “2032 Notes”)
Issuer:	Costco Wholesale Corporation

Expected Ratings*:	Aa3 (stable) / A+ (stable) / (Moody’s / S&P )

Trade Date:	April 16, 2020

Settlement Date:	April 20, 2020 (T+2)

Aggregate Principal Amount:	$1,250,000,000	$1,750,000,000	$1,000,000,000

Maturity Date:	June 20, 2027	April 20, 2030	April 20, 2032

Interest Payment Dates:	June 20 and December 20, beginning December 20, 2020	April 20 and October 20, beginning October 20, 2020	April 20 and October 20, beginning October 20, 2020

Coupon (Interest Rate):	1.375%	1.600%	1.750%

Price to Public:	99.775%	99.825%	99.795%

Net Proceeds to Issuer (before expenses):	$1,242,187,500	$1,739,062,500	$993,200,000

Benchmark Treasury:	0.625% U.S. Treasury due March 31, 2027	1.500% U.S. Treasury due February 15, 2030	1.500% U.S. Treasury due February 15, 2030

Benchmark Treasury Price / Yield:	100-25+ / 0.508%	108-12+ / 0.619%	108-12+ / 0.619%

Spread to Benchmark Treasury:	U.S. Treasury + 90 bps	U.S. Treasury + 100 bps	U.S. Treasury + 115 bps

Yield to Maturity:	1.408%	1.619%	1.769%

Optional Redemption:	Callable (i) at any time prior to April 20, 2027 at a make-whole price of comparable maturity U.S. Treasury + 15 bps, and (ii) at par on or after April 20, 2027	Callable (i) at any time prior to January 20, 2030 at a make-whole price of comparable maturity U.S. Treasury + 15 bps, and (ii) at par on or after January 20, 2030	Callable (i) at any time prior to January 20, 2032 at a make-whole price of comparable maturity U.S. Treasury + 20 bps, and (ii) at par on or after January 20, 2032

CUSIP / ISIN:	22160K AN5/ US22160KAN54	22160K AP0/US22160KAP03	22160K AQ8/ US22160KAQ85

Joint Active Book-Running Managers:	Credit Suisse Securities (USA) LLC BofA Securities, Inc. Citigroup Global Markets Inc.

U.S. Bancorp Investments, Inc.

HSBC Securities (USA) Inc. Drexel Hamilton, LLC Guzman and Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, BofA Securities, Inc. at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-800-831-9146.

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